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                                  EXHIBIT 99.1


[UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. LOGO]


UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
11859 S. CENTRAL AVENUE
ALSIP, IL  60803

         For more information, contact:

         Robert W. Zimmer
         Universal Automotive Industries, Inc.
         708-293-4050 ext. 227

         Dodi Handy
         Elite Financial Communications Group, LLC
         407-580-1080

          UNIVERSAL AUTOMOTIVE RETAINS THE PARKLAND GROUP TO ASSIST THE
                COMPANY WITH OPERATIONS AND LIQUIDITY CHALLENGES

ALSIP, ILLINOIS--FEBRUARY 22, 2005 -- UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. (NASDAQ SMALL CAP: UVSL) today announced that it has hired The Parkland Group to advise the Company in exploring its business and strategic alternatives to address the Company's severe liquidity challenges and return the Company to profitability.

The Parkland Group, based in Cleveland, Ohio is a turn around specialist focusing on mid sized manufacturing and distribution companies. The Parkland Group has demonstrated a track record of stabilizing business while developing strategic plans for long-term financial strength.

The Parkland Group will assist the Company in addressing the immediate liquidity challenges, together with identifying additional operational savings. The Company is currently exploring opportunities to improve its revenue and return the company to profitability. The Company is undertaking other actions, including restructuring of leases and operations, with a concurrent focus on the disposition of assets and the reduction of the workforce.

Discussion with Lender

On December 22, 2004, the Company amended its loan agreement with its principal lender, Congress Financial Corporation, to require among other things the establishment of certain revised minimum sales and EBITDA covenants. The amendment required the Company to increase its minimum excess availability from $1,000,000 to $2,000,000 by no later than January 31, 2005 and to pay over to Congress no less than $3,000,000 of net proceeds from certain approved equity and/or subordinated debt financings. The Company has not achieved certain of the EBITDA covenants or the minimum excess availability covenant, and did not close on any additional debt or equity financings by January 31, 2005. Congress has continued to fund the Company under the credit facility, and the Company intends to seek waivers of the covenant violations, and to reset covenants to reflect current levels of activity. In addition, it continues to pursue other potential financing avenues. The Company's ability to obtain financing to assist with its liquidity issues and provide the Company the access to capital to execute its strategic plans is limited.

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This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 as amended, which are intended to be covered by safe harbors created thereby. Such forward-looking statements, including the risks referenced in the Company's filings with the Securities & Exchange Commission, the risk that the Company will not be able to obtain additional or necessary modifications to support its operations, the risk that creditors will not continue to extend credit to the Company or take other actions with respect to past due sums, the risk that funding availability may adversely impair fill rates and ongoing customer relations and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, may vary from the actual results achieved by the Company.



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